Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012 (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc.  The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012, and is incorporated by reference into this filing.

August 2, 2012

Dear DigitalGlobe Team Members:

I’d like to update you on our progress since last week’s announcement of our planned combination with GeoEye, and to thank everyone for your efforts in delivering the highly successful second quarter that we announced on Tuesday.  I also want to share some of the great feedback we’ve received from many of our stakeholders.

Since last Monday, the leadership teams of both DigitalGlobe and GeoEye have met with our respective team members, customers, shareowners, business partners and other key stakeholders.  We’ve been very pleased with the support our combination has received to date.  People both inside and outside of our company have recognized the compelling rationale of our combination and the benefits it can deliver to all stakeholders.

For instance, in back-to-back meetings with shareowners, they’ve conveyed how pleased they are that they will be able to participate in the upside potential of the combined company and that they share our belief that that this combination will drive long-term value.  Furthermore, while we don’t usually measure our success by our short-term stock performance, the way our stock has advanced since we announced the combination is a clear signal that our shareowners and the financial community understand the compelling rationale for our combination with GeoEye.

I’ve also had the opportunity to speak with many of you.  I appreciated the questions you asked at our all-hands meeting and the general sentiment of excitement about our future.  From what I have heard, GeoEye team members also see the significant promise in the combination of our two companies.  As promised, we’ll keep you informed in future all hands and other communications such as this one.  And, as always, I welcome your feedback and questions.

I also want to let you know that, while we are still in the early stages, combination planning efforts have already begun.  As we discussed in our all hands meeting, Amy Shapero is leading the Combination Steering Committee and Scott Hicar is leading the Combination Program Office.   Within the program office, teams are being formed that will be composed of members representing all key functional areas.  The combination steering committee is meeting this week to start the process of identifying critical issues, establishing objectives and a timeline of key milestone dates and events, and executing on combination activities.  The steering committee will provide more details shortly.  For now let me assure you that the entire leadership team is focused on a successful combination and ensuring we realize the full potential of this extraordinary opportunity.

Finally, as many of you may have seen, on Tuesday we announced a very strong second quarter.  We continued to grow revenue at a double-digit rate for the third straight quarter, with record revenue of $101.8 million.  We demonstrated to shareowners the significant progress we are making in transforming our company into a high-growth, recurring revenue geospatial information business that delivers compelling value to customers, opportunities for team members and solid returns to shareowners.  Across the board, our performance exceeded expectations, and we couldn’t have achieved these results without the accomplishments of each and every one of you.

As we close a milestone period in our history, we do so with incredible momentum toward creating a global leader in earth imagery and geospatial analysis that advances us towards our vision and helps us even better fulfill our purpose.  I look forward to sharing additional news on our progress in the coming weeks and months ahead.

For now, I ask that you stay focused on your individual and collective company goals and on serving our customers.  Until we receive regulatory approval and close the combination we will continue to operate separately from GeoEye.   We continue to expect approval and closing of our combination late in the 4th quarter or early in the first quarter of next year.  In the meantime we will continue to share what we can when we can.

Thank you for everything you do for DigitalGlobe, for living our values and for your unwavering commitment to our customers and to our company’s success.

Best,

Jeff

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission ("SEC"), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012, which are available on the SEC's Web site (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It
In connection with the proposed strategic combination, DigitalGlobe plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a prospectus of each of DigitalGlobe and GeoEye.  DigitalGlobe and GeoEye will mail the joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC's Web site (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www.digitalglobe.com) under the tab "Investors" and then under the heading "SEC Filings," or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.geoeye.com) under the tab "About Us – Investor Relations" and then under the heading "SEC Filings," or by directing a request to GeoEye, 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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